STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              EIN:  31-0838189
                             PLAN NUMBER:  003


                            FINANCIAL STATEMENTS

                                  AS OF

                         DECEMBER 31, 1993 AND 1992


                             TOGETHER WITH

                            AUDITORS' REPORT

                          INDEX TO ANNUAL REPORT

                              ON FORM 11-K



I.		Financial Statements				                               		Page


		(a)	Report of Independent Public Accountants              		F-2

		(b)	Statements of Assets Available for                   			F-3 - F-4
   			Benefits as of December 31, 1993 and 1992

		(c)	Statements of Changes in Assets Available             		F-5 - F-7
   			for Benefits for each of the three years
   			in the period ended December 31, 1993

		(d)	Notes to Financial Statements                       				F-8 - F-12

		(e)	Schedule of Assets Held for Investment		               	F-13 - F-17
   			Purposes as of December 31, 1993

		(f)	Schedule of Reportable Transactions                  			F-18
    		for the year ended December 31, 1993



II.		Exhibit

                                                    	        Exhibit
                                   							                    Number
                                                             -------

		(a)	Consent of Independent Public Accountants               		23

                   Report of Independent Public Accountants
              To the Board of Directors of  Star Banc Corporation:

           We have audited the accompanying statements of assets available for benefits of STAR BANC CORPORATION THRIFT SAVINGS 401(K) PLAN as of December 31, 1993 and 1992, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in assets available for benefits for the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

           Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   Cincinnati, Ohio,
   June 27, 1994.

                                     STAR BANC CORPORATION
                                    THRIFT SAVINGS 401(K) PLAN
                               STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                      AS OF DECEMBER 31, 1993

	                  			            				    Stable	      Employer	                   Intermediate            The
                                           Asset   	     Stock	 		    Equity       Fixed Income        Stellar
          			   	  		         Total         Fund         	Fund	         Fund             Fund             Fund

CASH	                   $    18,478  $         1   $         -   $         1    	$        -         $   18,476

RECEIVABLES:

 Contributions       	       20,274	       3,164        12,141	        2,218	         1,253              1,498

 Dividends and Interest	    166,159	 	 				8,045							158,073				 							28							 					13									    					-

INVESTMENTS, at market (Note 4):

 Star Bank, N.A.,
  Stable Asset Fund	    	10,059,305 		10,059,305		 			 						-				 								-  					 					 -  												    -

  Common Stock of
  Star Banc
  Corporation -
  544,659	Shares       		19,063,065		 					 			-	 		19,063,065													-						 			 			-														    -

  Star Bank, N.A.,
   Equity Fund	          	2,790,175	 										-	 											-					2,790,175						 			  		-														    -

  Star Bank, N.A.,
  Intermediate Fixed
		Income Fund	            1,675,380		 									-			 									-													-		    1,675,380													    	-

  The Stellar Fund			    	1,516,983			 								-						 						-													-				 				  			-						    1,516,983

  Star Prime Obligations
  Fund														    				189,044		 				38,809		 				105,316								28,819				 	  	16,100														    -

  Trust for Short-Term
  U.S. Government
  Securities											    		34,307			 			34,307								 				-													-					   						-															   -

  Participant Loans			    			24,928	 						8,156		 					11,270									1,195					    	1,341											   2,966


ASSETS AVAILABLE FOR
BENEFITS								    			 $35,558,098  $10,151,787 	 $19,349,865		 	$2,822,436    $	1,694,807	       $	1,539,923




                           The accompanying notes to financial statements
                             are an integral part of this statement.


																																				STAR BANC CORPORATION

																																	THRIFT SAVINGS 401(K) PLAN

																											STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

																																		AS OF DECEMBER 31, 1992



                                      	Stable	    	Employer  		       	  	     Intermediate		        The
                                    				Asset 		      Stock		      Equity   		 Fixed Income		    Stellar
                         		Total	 	      Fund		        Fund 		       Fund		        Fund		           Fund
CASH	                 $	        3	  $       	1	  $        	-	  $        	1	  $   	      -	   $       	 1

RECEIVABLES:

  Contributions				   					26,200      		6,414       		4,452       		2,363	   	     1,781	      	 11,190

  Dividends and
   Interest	             	138,710								8,346	 					130,279												47													25													13

INVESTMENTS, at market (Note 4):

  Star Bank, N.A.,
  Stable Asset Fund				10,035,997			10,035,997				  							-			  								-														-														-

  Common Stock of Star Banc
    Corporation -
    500,478 Shares   		18,017,208			 								-			 18,017,208				 								-														-														-

  Star Bank, N.A.,
   Equity Fund	  							2,354,396				 							-			 									- 				2,354,396														-														-

  Star Bank, N.A.,
   Intermediate Fixed
    Income Fund         1,394,404            -             -             -      1,394,404              -

  The Stellar Fund	      	738,641          		-	           	-	           	-             	-		      738,641

  Star Prime Obligations
   Fund	                 	261,450     		37,917     		153,566	      	36,285  		     19,732		       13,950

  Trust for Short-Term
   U.S. Government
    Securities	           	85,421     		85,421	           	-           		-             	-		            -

  Participant Loans       	12,039	 						2,123									4,968									1,336										1,200										2,412

ASSETS AVAILABLE FOR
  BENEFITS		   						 $33,064,469	 $10,176,219 	 $18,310,473			 $2,394,428		   $1,417,142 	    $	766,207



                          The accompanying notes to financial statements
                           are an integral part of this statement.


                                  STAR BANC CORPORATION

                                 THRIFT SAVINGS 401(K) PLAN

 																																STATEMENT OF CHANGES IN

																																ASSETS AVAILABLE FOR	BENEFITS

                             FOR THE YEAR ENDED DECEMBER 31, 1993


                                        			 	Stable	       	Employer	         			   Intermediate		           The
                                        	 	 		Asset	         	Stock	    	Equity 	   Fixed Income   		    Stellar
                               		Total       		Fund	           Fund	     	Fund      	 	 Fund	  	            Fund
INCOME (LOSS) FROM INVESTMENTS:
Dividends	                 $	  611,822	  $       	-    $   	611,822	 $	        -	   $	       -	      $	        -
Interest		                       9,312	      	2,884         		3,992	      	1,167		         698		             571
Net realized and unrealized
  gains and losses		           528,795	    	651,539      		(566,541)	   	210,801		      89,958		         143,038
Other                         		(1,759)	      	(782)	         	(605)     	 	(190)		       (103)		           (79)

  Net investment income     	1,148,170	    	653,641	        	48,668	    	211,778		      90,553		         143,530


CONTRIBUTIONS (Note 3):
Employers		                  2,049,894    		468,314       		946,636    		293,238		     176,184		         165,522
Employees		                  3,527,057    		721,867     		1,694,631	    	536,139		     284,600		         289,820
Fund transfers		                     -	  	 (479,585)      		511,474	   	(233,732)		    (61,530)		        263,373

   Net contributions	       	5,576,951	    	710,596     		3,152,741    		595,645		     399,254	          718,715

DISTRIBUTIONS TO
  PARTICIPANTS            		(4,231,492)	 (1,388,669)   		(2,162,017)	  	(379,415)		   (212,862)		        (88,529)

   Net increase (decrease)
    in assets available
    for benefits           		2,493,629   	 	(24,432)	    	1,039,392	    	428,008		     276,945	  	       773,716


ASSETS AVAILABLE FOR
BENEFITS,
  beginning of year       		33,064,469   10,176,219		    18,310,473  		2,394,428		   1,417,142		         766,207

ASSETS AVAILABLE FOR
 BENEFITS,
  end of year           	  $35,558,098 	$10,151,787	    $19,349,865 	$ 2,822,436	  $	1,694,087	      $	1,539,923

                  The accompanying notes to financial statements
                     are an integral part of this statement.


                           STAR BANC CORPORATION

                        THRIFT SAVINGS 401(K) PLAN

                         STATEMENT OF CHANGES IN

                        ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992


                               	         		    	Stable        Employer  		             Intermediate		       The
                                        		  	   	Asset     		    Stock 	 	   Equity  	 Fixed Income		   Stellar
                                   	Total	       	Fund	          	Fund	       	Fund    		   Fund		         Fund
INCOME (LOSS) FROM INVESTMENTS:
Dividends	                   $ 	  474,198	$	        -	     $	   474,198	$	         -	  $       	-	  $        	-
Interest	                          	7,833	     	3,307           		2,876	         811		        491		         348
  Net realized and unrealized
  gains and losses              6,022,474     691,385         5,107,453      128,861       74,799        19,976
  Other													  													11,775						(9,933)											21,696												9												-								     3

      Net investment income	  		6,516,280					684,759									5,606,223						129,681							75,290			     20,327


CONTRIBUTIONS (Note 3):
Employers                       2,079,226     616,672          831,750       334,238      193,094       103,472
Employees					  																3,513,014					937,207								1,486,172							605,110						315,036		     169,489
Fund transfers				  																				-		(1,121,145)									556,242							118,752						(40,819)	     486,970
      Net contributions		  					5,592,240					432,734								2,874,164					1,058,100						467,311		     759,931

DISTRIBUTIONS TO PARTICIPANTS  (2,632,483)	(1,108,064)    		(1,195,288)   		(227,304)		   (87,776) 	    (14,051)

   Increase in assets
    available for benefits    		9,476,037     		9,429	      	7,285,099     		960,477		    454,825		     766,207

ASSETS AVAILABLE FOR BENEFITS,
  beginning of year	         	 23,588,432		10,166,790	     	11,025,374	   	1,433,951		    962,317		           -


ASSETS AVAILABLE FOR BENEFITS,
  end of year               	 $33,064,469 $10,176,219	     $18,310,473 	 $	2,394,428	 $ 1,417,142   	$	 766,207



                 The accompanying notes to financial statements
                  are an integral part of this statement.

                                   F-6

                          STAR BANC CORPORATION

                        THRIFT SAVINGS 401(K) PLAN

                         STATEMENT OF CHANGES IN

                     ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1992



                                    	    	 	       	Stable		          Employer				             Intermediate
                                             	  	  		Asset	          	  Stock	       	Equity 		 Fixed Income
                          		            Total		      Fund  		           Fund   	 	    Fund	   	     Fund

INCOME (LOSS) FROM INVESTMENTS:
  Dividends                     	$   	391,247  	$       	-	       $  	391,247	     $     	-	  $       	-
  Interest	                           	20,996	      	9,074            		7,559		       2,810		      1,553
  Net realized and unrealized
    gains and losses	              	4,196,053    		717,754        		3,224,466		     185,243		     68,590
  Other	                               	8,546	    	(12,902)		          21,574		         (79)		       (47)

      Net investment income        	4,616,842    		713,926        		3,644,846	 	    187,974		     70,096


CONTRIBUTIONS (Note 3):

Employers                         		1,769,624    		748,491         	 	677,818	      217,564		    125,751
Employees	                         	2,909,483   	1,178,794        		1,137,649		     391,907		    201,133
Fund transfers                            		-   		(245,852)        		(177,682)		    106,522		    317,012
  Net contributions	               	4,679,107	  	1,681,433        		1,637,785		     715,993		    643,896

DISTRIBUTIONS TO PARTICIPANTS    		(2,138,139)		(1,385,567)       	 	(640,899)		    (92,276)		   (19,397)

      Increase in assets
      available for benefits       	7,157,810   	1,009,792	        	4,641,732		     811,691		    694,595


ASSETS AVAILABLE FOR BENEFITS,
  beginning of year	              	16,430,622	  	9,156,998	        	6,383,642		     622,260		    267,722


ASSETS AVAILABLE FOR BENEFITS,
  end of year	                   $	23,588,432 $	10,166,790	      $	11,025,374	  $	1,433,951	   $	962,317





                   The accompanying notes to financial statements
                      are an integral part of this statement.


                              STAR BANC CORPORATION

                           THRIFT SAVINGS 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1993 AND 1992


(1) PLAN DESCRIPTION-

(a) ADMINISTRATION--Star Banc Corporation Thrift Savings 401(k) Plan (the Plan) was adopted by Star Bank, N.A. (the Bank) on January 1, 1985, by Star Bank, N.A., Indiana on September 30, 1986 and by Star Bank, N.A., Kentucky on February 1, 1988. The Plan is administered by a committee (the Administrator) appointed by the Board of Directors of the Bank and is trusteed by the Trust Financial Services Group of the Bank. Administrative expenses of the Plan are paid by the employers.

(b) PARTICIPATION--The Plan covers all employees of Star Banc
    Corporation and participating affiliates (as defined in the Plan agreement) who have attained age 21 and completed one year of service. At December 31, 1993 and 1992, there were 2,535 and
    2,929 active participants, respectively.

(c) PLAN CONTRIBUTIONS--The Plan provides eligible employees the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. Employees can elect to contribute up to ten percent of their base pay to the Plan. Pursuant to Section 401(k) of the Internal Revenue Code, contributions to the Plan and the earnings therefrom are not subject to federal income tax until the amounts are subsequently distributed to the participant. The participants' employers make contributions which are equal to the participant's contribution, up to three percent of the participant's base pay.

(d) INVESTMENTS--Contributions are received and invested by the Trustee once each week. The Trustee invests contributions as directed by each participant (see Note 4). Dividend and interest income and realized and unrealized gains or losses on investments are allocated to individual participant's accounts on a monthly basis.

(e) VESTING--A participant is 100% vested upon entering the plan. Participants who terminate employment receive one hundred percent of contributions and Plan earnings which have been allocated to their account. Participants may, after reaching the age of 59 1/2, elect to terminate participation and receive full distribution of their account. In addition, participants may apply for hardship withdrawals/loans subject to approval by the Administrator.

(2) SIGNIFICANT ACCOUNTING POLICIES-

(a) BASIS OF ACCOUNTING--These financial statements are prepared on the accrual basis of accounting.

(b) INVESTMENT VALUATION--The Plan's investments are valued at market as determined by the Trustee by reference to published market data, except for investments in guaranteed investment contracts of the Stable Asset Fund, which are carried at contract value. Unrealized appreciation or depreciation of investments is reflected currently in the Statement of Changes in Assets Available for Benefits.

(c) PLAN YEAR--The Plan and all of its records are kept on a calendar-year basis.

(3) CONTRIBUTIONS-

    In 1993, Star Banc Corporation merged six of its Ohio banks located in Tri-State, Troy, Hillsboro, Preble County, Central Ohio and Sidney with Star Bank, N.A. Concurrently, employees of
    Star Banc Cororation became employees of Star Bank, N.A. In addition, its two Indiana banks, located in Southeastern Indiana and Eastern Indiana, were merged to form Star Bank, N.A., Indiana. Contributions made by employees of each employer and amounts contributed by each employer for the years ended
    December 31, 1993, 1992, and 1991 are as follows:

                                    	               1993
                                       -----------------------------
                                       	  Employees	     Employers
                                       	Contributions   Contributions
Star Bank, N.A.	                         $3,121,310	     $1,806,753
Star Bank, N.A., Indiana	                    187,034	       113,565
Star Banc Corporation, Kentucky	             218,713	       129,576

                                        		$3,527,057	    $2,049,894


                                      	             1992
                                          ----------------------------
                                         	  Employees	     Employers
                                         	Contributions   Contributions
Star Bank, N.A.	                          $1,658,475	    $  952,873
Star Banc Corporation	                       724,317	       455,214
Star Bank, N.A., Tri-State	                  156,142	       102,780
Star Bank, N.A., Troy	                       103,996	        58,010
Star Bank, N.A., Hillsboro	                   30,393	        13,807
Star Bank, Preble County	                     32,480        	14,690
Star Bank, Central Ohio	                     189,414	        98,737
Star Bank, N.A., Southeastern Indiana	        60,929	        37,355
Star Bank, Eastern Indiana	                  190,975	       110,014
Star Bank, N.A., Sidney	                      93,565        	59,590
Star Banc Corporation, Kentucky          	   272,328	       176,156

     Total                                $3,513,014     $2,079,226

 (3) continued

                                          	            1991
                                            ----------------------------
                                           	  Employees	      Employers
                                           	Contributions   Contributions
Star Bank, N.A.	                              $1,363,575	    $  789,675
Star Banc Corporation                           	577,699       	393,519
Star Bank, N.A., Tri-State	                      150,391       	101,205
Star Bank, N.A., Troy                            	97,095	        57,429
Star Bank, N.A., Hillsboro	                       29,297        	13,319
Star Bank, Preble County                         	28,843        	14,491
Star Bank, Central Ohio                         	167,920        	90,919
Star Bank, N.A., Southeastern Indiana	            56,950        	36,728
Star Bank, N.A., Eastern Indiana	                169,571       	103,093
Star Bank, N.A., Sidney	                          84,563        	53,566
Star Banc Corporation, Kentucky              	   183,579    	   115,680

     Total                                  		$2,909,483    	$1,769,624


(4) INVESTMENTS-

    At December 31, 1993 and 1992, the Plan's Stable Asset Fund, Employer Stock Fund, Equity Fund, Intermediate Fixed Income Fund, and The Stellar Fund held investments in a variety of funds managed by the Bank. The following summarizes the nature of the primary underlying assets which comprise the investment portfolio of each of the funds.



                                        			     Primary
Investment Fund       Investment                Underlying Assets

Stable Asset Fund	    Star Bank, N.A.,	         Pool of investment
                     	Stable Asset Fund (a 	    contracts issued by
                    		fund within Star Bank,	   a diversified list
                    		N.A., Pooled Investment	  of insurance
                   			Trust for Employee        companies
                     	Benefit Plans)

Employer Stock Fund	  Common Stock	             Star Banc Corporation
                                             			common stock


Equity Fund	          Star Bank, N.A., Equity	  Common stocks of
                     	Fund (a fund within Star  large companies in a
                    		Bank, N.A., Pooled        	wide variety of
                   			Investment Trust for	      industries
                     	Employee Benefit Plans)

(4) continued

                               											        		     Primary
	Investment Fund	       Investment	                   Underlying Assets

Intermediate Fixed	     Star Bank, N.A., Inter-	     U.S. Treasury notes,
Income Fund	            mediate Fixed Income	        and Federal Agency
                      		Fund (a fund within	         obligations
                       	Star Bank, N.A., Pooled
                      		Investment Trust for
                      		Employee Benefit Plans)


The Stellar Fund	       The Stellar Fund (a    	    Approximately equal
                        mutual fund)               	weightings of U.S.
                                                  		companies' stocks, U.S.
                                                    Government and Corporate
                                                   	bonds, international
                                                 			securities, real estate
                                                 			securities, and money
                                                 			market securities such as,
                                                 			Treasury bills, bank
                                                 			deposits and bankers'
                                                  		acceptances.


					The Bank is the investment adviser for the Star Bank, N.A.,
Stable Asset Fund, the Star Bank, N.A., Equity Fund, the Star
Bank, N.A., Intermediate Fixed Income Fund, and The Stellar
Fund.  Each of the above investment funds also makes temporary investments in the Star Prime Obligations Fund, (previously
known as the Losantiville Prime Obligations Fund), a money
market mutual fund of which the Bank is the investment adviser.
Funds awaiting annuity distributions are invested in the trust for Short-Term U.S. Government Securities, a trust fund managed by Federated Securities Corporation.

Investments which represent five percent or more of the Plan's net assets are as follows:

                           		   December 31, 1993   	  December 31, 1992
                                      			  Market		               Market
                         		 Shares	         Value	    Shares	      Value
	Star Bank, N.A.,
	  Stable Asset Fund    	10,059,305  	$10,059,305	10,035,997	$10,035,997

	Common Stock of Star
	  Banc Corporation        	544,659  	$19,063,065   	500,478	$18,017,208

	Star Bank, N.A.,
	  Equity Fund              	94,577   	$2,790,175    	86,503 	$2,354,396



(5) BENEFITS AND WITHDRAWALS PAYABLE-
    Amounts payable to participants who have terminated their interest in the Plan at December 31, 1993 and December 31, 1992, which were unpaid at those dates, were $1,195,413 and $615,737, respectively. These amounts are considered as a component of assets available for benefits in the accompanying Statements of Assets Available for Benefits.

(6) FEDERAL INCOME TAX STATUS-
    The Plan obtained its latest determination letter on March 10, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan therefore received tax exempt status under Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax exempt as of December 31, 1993.

EIN:  31-0838189                                              SCHEDULE I
Plan Number 003                                               PAGE 1 OF 5

                          STAR BANC CORPORATION

                       THRIFT SAVINGS 401(K) PLAN

                            STABLE ASSET FUND

           ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF DECEMBER 31, 1993




                                           	Shares/	  	                  		Market
Identity of Issuer/Asset Description      	Par Value     		 Cost	         	Value
Star Bank, N.A., Stable Asset Fund	      10,059,305  	$	10,059,305	  $	10,059,305

Star Prime Obligations Fund	                 38,809  	$	    38,809	  $	    38,809

Trust for Short-Term U.S. Government
  Securities                                	34,30  7	$    	34,307  	$    	34,307

Participant Loans, interest at 7.0% to
  7.5%	                                          -	   $	     8,156	  $     	8,156

In accordance with Section 2520.103-9, the Pension Review
Committee of Star Banc	Corporation hereby certifies that the
Plan is in receipt of the most recent annual statement
of assets and liabilities of the Star Bank, N.A. Stable Asset
Fund, in which the Plan has	an investment.  In addition, a notice
has been received by the Plan from the Trust Financial
Services Group of Star Bank, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor. The Employer Identification Number of the fund is 31-6355823.




EIN:  31-0838189																																											SCHEDULE I
Plan Number 003																																												Page 2 of 5

                            STAR BANC CORPORATION

                         THRIFT SAVINGS 401(K) PLAN

                            EMPLOYER STOCK FUND

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1993




                                         	Shares/	                      			Market
Identity of Issuer/Asset Description    	Par Value      		Cost           		Value

Common Stock of Star Banc Corporation     	544,659	   $	13,237,884    	$	 19,063,065

Star Prime Obligations Fund               	105,316    $	   105,316	    $	105,316

Participant Loans, interest at 7.0% to
 10.0%	                                          -	   $	   11,270	     $ 	11,270


EIN:  31-0838189		                                  	SCHEDULE I
Plan Number 003			                                		Page 3 of 5

                         STAR BANC CORPORATION

                      THRIFT SAVINGS 401(K) PLAN

                             EQUITY FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         AS OF DECEMBER 31, 1993



                                     	   Shares/	                     			Market
Identity of Issuer/Asset Description	    Par Value	      	Cost          		Value
Star Bank, N.A., Equity Fund              	94,577   	$	2,445,789	    $	2,790,175

Star Prime Obligations Fund               	28,819   	$	   28,819	    $   	28,819

Participant Loans, interest at 7.0% to
  10.0%	                                        -	   $    	1,195	    $    	1,195






In accordance with Section 2520.103-9, the Pension Review
Committee of Star Banc	Corporation hereby certifies that the Plan
is in receipt of the most recent annual statement
of assets and liabilities of the Star Bank, N.A. Equity Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from the Trust Financial Services Group of Star Bank, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual
statement of assets and liabilities	of the fund in which the
Plan has an investment with the Department of Labor. The Employer Identification Number of the fund is 31-6023621.



EIN:  31-0838189		                                   			SCHEDULE I
Plan Number 003			                                    		Page 4 of 5

                         STAR BANC CORPORATION

                       THRIFT SAVINGS 401(K) PLAN

                       INTERMEDIATE FIXED INCOME FUND

             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1993




                              	              Shares/	                 			   Market
Identity of Issuer/Asset Description	       Par Value   	  	Cost	         	Value
Star Bank, N.A., Intermediate Fixed
  Income Fund	                                60,831  	$	1,637,206	   $	1,675,380

Star Prime Obligations Fund	                  16,100  	$	   16,100	   $    16,100

Participant Loans, interest at 7.0%                -	  $	    1,341	   $	    1,341




In accordance with Section 2520.103-9, the Pension Review
Committee of Star Banc Corporation hereby certifies that the Plan is in
receipt of the most recent annual statement	of assets and liabilities
of the Star Bank, N.A. Intermediate Fixed Income Fund, in which the Plan has an investment.  In addition, a notice has been received by
the Plan from the	Trust Financial Services Group of Star Bank, N.A.
(Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor. The Employer Identification Number of the fund is 31-1048957.

EIN:  31-0838189	                                      				SCHEDULE I
Plan Number 003		                                       			Page 5 of 5

                            STAR BANC CORPORATION

                         THRIFT SAVINGS 401(K) PLAN

                              THE STELLAR FUND

            ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1993




                                          	   Shares/	                    			Market
Identity of Issuer/Asset Description        	Par Value     		Cost	          	Value
Star Bank, N.A., Stellar Fund                 131,114	  $	1,408,660	    $	1,516,983

Participant Loans, interest at 7.0% to 9.5%	        -	  $	    2,966	    $    	2,966
















EIN:  31-0838189			                              											SCHEDULE  II
Plan Number 003

                                              STAR BANC CORPORATION

                                          THRIFT SAVINGS 401(K) PLAN

                                 ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                       FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                            							  						  Current
	                                                                              												   Value
                         	  		Number      		Number   		Aggregate	    	Aggregate	    	Cost of		  of Asset on		   Net
                             			of          		of	      	Purchase	     	Selling       		Assets		 Transaction		   Gain
Description of Asset		     	Purchases     		Sales      		Price        		Price		         Sold		    Date		      or (Loss)

COMMON STOCK OF STAR BANC
   CORPORATION		               	48          		5     	$	3,269,757    	$ 	466,816	   $	  302,937		   (A)	      $	  163,879

STAR PRIME OBLIGATIONS FUND    453	        	334      		9,458,593    		9,530,925		    9,530,925		   (A)		               -

STAR BANK, N.A., STABLE ASSET
   FUND 	                     		36          		9        		917,764    		1,545,992		    1,545,992		   (A)		               -





(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.